K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207

T 312.372.1121 www.klgates.com

MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

June 26, 2014

VIA EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hewitt Series Trust (the “Trust”)

  Securities Act File No. 333-59221

  Investment Company Act File No. 811-08885

Dear Ms. Hatch:

On behalf of the Trust and its sole series, the Hewitt Money Market Fund (the “Fund”), I am writing in response to the comment that I received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) via a telephone conversation held on June 19, 2014 regarding the Staff’s recent review of the Fund’s annual shareholder report filed on Form N-CSR for the period ended December 31, 2013. For your convenience, the Staff’s comment has been reproduced below in bold typeface, and the Trust’s response immediately follows.

Staff Comment: The Trust’s annual shareholder report states the Trust has entered into an administration agreement (the “Agreement”) requiring its administrator to absorb certain Fund expenses. The Trust has thus indicated that, under the terms of the Agreement, the Fund is obligated to reimburse the administrator for any fees waived and expenses absorbed within three years to the extent that the reimbursement does not cause the total ordinary operating expenses of the Fund to exceed the expense limitation set forth in the Agreement. However, the Notes to the Financial Statements (the “Notes”) of the Fund’s annual shareholder report only disclose the administrator’s obligation to waive fees or absorb expenses; the Notes do not disclose the Fund’s obligation to reimbursement expenses. In future reports to shareholders, please also include: (1) disclosure in the Notes discussing the terms of the Fund’s reimbursement obligations under the Agreement, and (2) the total dollar amounts, if any, subject to reimbursement pursuant to the Agreement or that have been reimbursed.

Ms. Laura Hatch

June 26, 2014

Response: After discussing this matter with management to the Trust, we hereby confirm that, in future reports to shareholders, the Trust will disclose the terms of the Fund’s reimbursement obligations under the Agreement, as well as any dollar amounts subject to reimbursement pursuant to the Agreement or that have been reimbursed.

We believe that this information responds to your comment. Please call me at (312) 807-4393 to confirm the adequacy of our response.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc: Douglas S. Keith

 Alan Goldberg, Esq.

HEWITT SERIES TRUST

4 OVERLOOK POINT

LINCOLNSHIRE, IL 60069

June 26, 2014

BY EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Hewitt Series Trust

Securities Act Registration No. 333-59221

Investment Company Act Registration No. 811-08885

On behalf of the Hewitt Series Trust (the “Trust”), we hereby make the following representations:

(i)        The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)       Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)      The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HEWITT SERIES TRUST

By:	/s/ Douglas S. Keith
Name:	Douglas S. Keith
Title:	Treasurer